

January 24, 2011

David Pearce
Chief Financial Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA 01460

     Re: **Dover Saddlery, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 31, 2010
               Form 10-Q for the Quarter Ended June 30, 2010
               Filed August 13, 2010
               Definitive Proxy Statement filed on Schedule 14A
               Filed April 14, 2010
               File No. 000-51624

Dear Mr. Pearce:

     We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    /s/ Andrew Mew
                                    Accounting Branch Chief